UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10 - SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934
Everlert, Inc.
(Name of Small Business Issuer in its charter)
Nevada	91-1886117
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1201 E. Warner Avenue, Santa Ana, CA	92705
(Address of principal executive offices)	(zip code)

Issuer's telephone number: (714) 966-0710

Securities to be registered under section 12(b) of the Act:
Title of Each Class to be so registered	Name on each exchange on which each class is to be registered
________________________________________	________________________________________

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 50,000,000 shares authorized, 16,133,000 issued and outstanding as of September 30, 1999.

Part I

Item 1.Description of Business

A.Business Development and Summary

Everlert, Inc., hereinafter referred to as "EVRLT" or the "Company," was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada Corporation on February 3, 1998. The articles of the Company authorize the issuance of fifty million (50,000,000) shares of common stock at a par value of $0.001 per share.

The Company is a development stage company with a principal business objective to develop, manufacture and market smoke and heat detectors and related products for residential and commercial fire safety. The Company recently completed a share exchange, whereby the Company acquired all of the issued and outstanding capital stock of a development stage company, NuCo, Inc. ("NuCo"), in a similar line of business as the Company. The Company, however, has yet to establish a base of operations and must be considered a start-up company with no current established source of revenues until operations commence.

Over the next twelve (12) months, the Company intends to concentrate its efforts on developing its smoke and heat detector operations to establish its business in the fire safety market. The Company, however, is subject to all the risks inherent in a small company seeking to develop, market, and distribute products or services. The likelihood of the Company's success must be considered, in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, introduction, marketing and distribution of products or services in a competitive environment.

On April 1, 1999, the Company completed a share exchange whereby the Company acquired twelve million (12,000,000) shares valued at fifty cents ($0.50) per share of NuCo - a Nevada corporation in a similar line of business as the Company - from Safe at Home Products ("SAHP"), a California corporation, in exchange for twelve million (12,000,000) shares of restricted common stock of the Company valued at fifty cents ($0.50) per share.

B. Business of Issuer

(1)Principal Products and Services and Principal Markets

The Company is a development stage company that seeks to establish a base of operations in the fire safety industry. Through the share exchange agreement with SAHP, the Company has acquired the technology and rights to develop and produce smoke and heat detector product lines for residential and commercial application. The first technology is a plastic Christmas tree ornament-styled smoke detector. The second smoke and heat detector technology is designed to replace or supplement existing smoke detectors. The Company has not yet manufactured or sold any products to date. Management seeks to introduce the products for retail sales in the next approximately eight (8) months.

The Company, however, has limited operating history, and must be considered a developmental stage company. As such, the Company faces all of the risks inherent in any new business and especially with a developmental stage company. These risks include, but are not limited to, market acceptance and penetration of the Company's products, the ability of the Company's products to detect smoke and heat, management of the costs of conducting operations, general economic conditions and other factors, some of which are beyond the control of the Company. There can be no assurance that the Company will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

(2)Distribution Methods of the Products or Services

The Company believes that recent developments in technology, specifically the growth of the Internet as a means of communication, will increase the ability of the Company to reach individuals and businesses. Planned advertising activities include retail trade magazines, mail order catalogs and possibly television commercials and infomercials. The use of these advertising media also have the advantage of educating the consumer for the need to install multiple smoke detectors, thus increasing home safety.

To date, the Company has not yet begun to implement its marketing strategy, but expects to do so in the next six (6) to twelve (12) months. The Company's ability to distribute and generate awareness of the Company's services must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new markets. There can be no assurance that the Company will be successful in establishing a base of operations, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

(3)Status of Any Announced New Product or Service

The Company has limited operating history. The Company was organized on February 3, 1998. Activities to date have been limited primarily to organization, initial capitalization, finding and securing an appropriate, experienced management team and board of directors, the development of a business plan and commencing with initial operational plans.

As of September 30, 1999, the Company has developed a business plan, recruited and retained a CEO, completed an acquisition of a development stage heat and smoke detector company and established what steps need to be taken to achieve the results set forth in this Registration Statement. As a start-up and development stage company, the Company has no new products or services to announce.

(4)Industry Background

The U.S. market for smoke detectors has grown significantly over the last twenty (20) years with growth fueled by a combination of increased public awareness of the value of smoke detectors and by state and local governments enacting legislation requiring the installation of smoke detectors and in some cases an increased number of smoke detectors per residence. Although multiple smoke detectors can decrease the risk of death due to fire, most households do not employ a sufficient number of detectors.

The market for residential smoke detectors developed in the 1970s based on the effectiveness of smoke detectors as an early warning in the event of a fire. During this period, state and local governments enacted building codes requiring the installation of residential smoke detectors. In 1978, the National Fire Protection Association ("NFPA") recommended that a smoke detector be installed on every level of a residence.

The trend toward increasingly stringent smoke detector requirements is continuing as more governmental entities adopt legislation and as legislation increasingly covers existing as well as new homes and mandates more smoke detectors per residence.

(5)Raw Materials and Suppliers

The Company is a developmental stage heat and smoke detector business, and thus does not have any relationships with suppliers to acquire materials for production of the Company's yet to be manufactured products. The Company, however, is currently seeking suppliers over its Internet site at www.everlert.com and expects to establish relationships with suppliers in the next six (6) to twelve (12) months. There can be no assurance that the Company will be able to establish relationships with suppliers of necessary manufacturing materials.

(6)Customers

The Company seeks to provide smoke and heat detector products. The Company plans to reach prospective customers via retail and wholesale stores, its web site, strategic relationships and mail order catalogs. Presently, the Company has yet to begin these efforts, but plans to establish a base of operations in the next approximately to twelve (12) months. As of September 30, 1999, no sales revenues have been generated by the Company. The Company does not anticipate that its revenues will be dependent, however, on any one or even a few major customers once its revenues begin.

(7)Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company's success and ability to compete will be dependent in part on the protection of its potential patents, trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop a service that are similar or superior to the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, the Company may rely on certain intellectual property licensed from third parties, and may be required to license additional products or services in the future, for use in the general operations of its business plan. The Company currently has no licenses for the use of any specific products. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results.

Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require the Company to enter into costly royalty or licensing arrangements, to prevent further infringement which could have a material adverse effect on the Company's business, financial condition or operating results.

(8)Regulation

The Company's products are subject to the provisions of the Federal Consumer Product Safety Act (the "FCPS Act") and the rules and regulations promulgated thereunder. The FCPS Act authorizes the Consumer Product Safety Commission (the "CPSC") to protect the public against unreasonable risks of injury associated with consumer products. The CPSC can require the repurchase or recall by a manufacturer such as the Company of its products and can impose fines or other penalties in the event of violations of the FCPS Act. Similar laws exist in states and municipalities and in foreign countries in which the Company may market its products.

The Company will also be subject to various federal, state and foreign laws and regulations pertaining to the use of potentially dangerous materials, to the discharge of materials into the environment or otherwise relating to the protection of the environment, which may require the Company to allocate a portion of its operating budget for use in ensuring its full compliance with such regulations.

(9)Effect of Existing or Probable Government Regulations

The Company believes that it will be able to comply in all material respects with laws and regulations governing the fire safety industry, and that such laws will not have a material effect on its operations. However, various federal and state agencies may propose new legislation that may adversely affect the Company's business, financial condition and results of operations.

(10)Research and Development Activities

The Company has yet to incur any research and development costs from February 3, 1998 (date of inception) through September 30, 1999. The Company plans to direct its product development efforts towards introducing heat and smoke detectors in the retail market. The Company, however, has incurred $110,356.00 in engineering expenses related to refinement of its acquired smoke and heat detector technologies to meet government product safety standards. The Company does not currently have any products available for sale. The Company seeks to develop its products internally through research and development or strategic partnerships, but if the Company can purchase or license products, services or technologies from third-parties at reasonable costs, it will do so in order to avoid the time and expense involved in developing such products, services or technologies.

(11)Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws that would affect its operations.

(12)Employees

As a start up company in the research and development phase the Company presently has three (3) full time employees and no (0) part time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

Item 2. Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

(1)In its initial approximately nineteen (19) month operating period ended September 30, 1999, the Company incurred no net income. It has yet to receive any revenues from operations. On February 10, 1998, four (4) founding shareholders purchased 3,100,000 shares of the Company's authorized treasury stock for cash. This original stock offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended. In June of 1998, the Company completed an offering of fifty four thousand (54,000) shares of the Common Stock of the Company to approximately fifty two (52) unaffiliated shareholders at a price of $0.05 per share for total receipts of $2,700.00. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act.

On July 23, 1998, the Company issued 183,000 shares of its $0.001 Common Stock, valued at $0.05 per share, for services rendered in the amount of $9,100.00. On August 24, 1998, the Company issued 5,000 shares at $0.10 per share for services rendered in the amount of $250.00. On August 28, 1998, the Company issued 150,000 shares of its Common Stock in exchange for Class B Warrants, exercised at a price of $1.75 per share, and a note receivable for $262,500.00. On September 30, 1998, the Company issued 40,000 shares of its Common Stock, at $0.66 per share, for services rendered in the amount of $26,500.00. Also on September 30, 1998, the Company issued 12,000 shares of stock, at $0.19 per share, for services rendered in the amount of $2,700.00. On March 25, 1999, the Company issued 12,000 shares of stock, $1.50 per share, for services rendered in the amount of $18,000.00. On April 8, 1999, the Company issued 150,000 shares of its Common Stock, $0.001 par value, in exchange for Class A Warrants, exercised at $1.50 per share, and a note receivable for $225,000.00. On August 24, 1999, the Company issued 150,000 shares of Common Stock, par value $0.001, at $0.10 in exchange for services rendered. On September 2, 1999, the Company issued 12,000,000 shares of its $0.001 Common Stock pursuant to a stock exchange agreement entered into on April, 1999, with NuCo, Inc. Also on September 2, 1999, the Company issued 125,000 shares of its Common Stock, at a price of $0.001 per share, for services rendered in the amount of $125.00. On September 9, 1999, the Company issued 32,666 shares of convertible preferred stock, par value $0.001, at a price of $3.00 per share, for cash in the amount of $98,000.00. In addition, on September 27, 1999, the Company issued 150,000 shares of Common Stock, exercised at a price of $1.50 per share, in exchange for Class A Warrants and a note receivable for $225,000.00.

As of the date of this filing, the Company has sixteen million one hundred thirty three thousand (16,133,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately forty five (45) shareholders of record. In addition, the Company has thirty two thousand six hundred sixty six (32,666) shares of $0.001 par value convertible preferred equity issued and outstanding, which is held by approximately four (4) shareholders of record. However, if the Company's capital requirements are greater than its financial resources, the Company may be required to raise additional capital via a public or private offering. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

The Company has long term convertible notes payable totaling $34,000.00.

On April 1, 1999, the Company completed a share exchange whereby the Company acquired twelve million (12,000,000) shares valued at fifty cents ($0.50) per share of NuCo - a Nevada corporation in a similar line of business as the Company - from Safe at Home Products ("SAHP"), a California corporation, in exchange for twelve million (12,000,000) shares of restricted common stock of the Company valued at fifty cents ($0.50) per share.

This is a development stage company. The Company believes that its initial revenues will be primarily dependent upon the Company's ability to cost-effectively and efficiently develop and market smoke and heat detectors. The Company designates as its priorities for the first six (6) to twelve (12) months of operations as developing and marketing its products to establish its operations by: (i) implementing and successfully executing its business and marketing strategy, (ii) developing relationships with strategic partners, (iii) responding to competitive developments and (iv) attracting, retaining and motivating qualified personnel. Realization of sales of the Company's services during the fiscal year ending December 31, 2000 is vital to its plan of operations. Without realization of sales or additional capital, it would be unlikely for the Company to continue as a going concern. There can be no assurance that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, a superior competitive product could force the Company out of business.

As of September 30, 1999, the Company has yet to generate any revenues. There can be no assurance that the Company will generate revenues for the next six (6) to twelve (12) months.

(2)No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3)Management believes that the Company's future growth and success will be largely dependent on its ability to develop and market its products. The Company believes that the long-term success of its business may require substantial research and development.

The Company has yet to incur research and development costs from February 3, 1998 (date of inception) through September 30, 1999. However, the Company has incurred $110,356.00 in engineering costs related to refinement of the Company's technology to meet regulatory guidelines. In addition, the Company anticipates incurring research and development costs through the fiscal and calendar year ending December 31, 2000.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5)Management does anticipate any significant changes in the number of employees over the next approximately six (6) to twelve (12) months to approximately eleven (11) total employees.

B.Segment Data

As of September 30, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.Description of Property

A.Description of Property

The Company's corporate headquarters are located at 1201 E Warner Avenue, Santa Ana, California 92705. The Company has use of this space through a lease arrangement from Wyvern Technologies, a related party. The terms of this lease are for $1.00 per square foot per month ($2,500.00 per month) on a month to month basis. This facility consists of 2,500 square feet, and management believes this is currently suitable as the main administrative office and should remain so for the next twelve (12) months. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by the Company.

B.Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.Security Ownership of Management and Certain Security Holders

A. Security Ownership of Management and Certain Beneficial Owners

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title Of Class	Name and Address of Beneficial Owner of Shares	Position	Amount of shares held by Owner	Percent of Class
Common	Safe at Home Products, Inc.	Beneficial Owner	12,000,000	74.38%
Common	James J. Weber	President, Treasurer	1,500,000	9.30%
Common	Sigam Investments, Inc.	Beneficial Owner	1,500,000	9.30%
Common	Jerry G. Hilbert	Director andVice President of Engineering	200,000	1.24%
Common	Anthony Lagomarsino	Director and Secretary	25,000	0.15%
Common	All Executive Officers and Directors as a Group (3 Persons)	1,725,000	10.69%

The address for each executive officer and director is as follows: 1201 E Warner Avenue, Santa Ana, California 92705.

The principals of Safe at Home Products, Inc. are Sigam Investments, Inc., James J. Weber, Jerry G. Hilbert and Anthony Lagomarsino.

Todd T. Marsh is the sole principal of Sigam Investments, Inc.

B.Persons Sharing Ownership of Control of Shares

No persons other than James J. Weber, Safe at Home, Inc. and Sigam Investments, Inc. owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.Non-voting Securities and Principal Holders Thereof

The Company has issued 32,666 shares of convertible preferred stock to the following four (4) individuals: Timothy Doller, Osiris, Inc., Strategic Alliance Group and Todd Marsh. Todd Marsh is the sole principal of Sigam Investments, Inc., which is a beneficial owner of Everlert, Inc.

D.Options, Warrants and Rights

The Company currently has 150,000 Class B warrants with the right to purchase 150,000 shares of the Company's Common Stock, par value $0.001, at an exercise price of $1.75 per share. Class B warrants are good for two (2) years from the date of issuance and can be exercised for one (1) share of Common Stock of the Company. The warrants are not redeemable by the Company and are fully transferable.

The Company has issued convertible debt in the amount of $34,000.00. This debt can be converted at the rate of $1.00 of debt per share of Common Stock.

In addition, the Company has issued 32,666 shares of convertible preferred stock. The convertible preferred stock can be converted after a holding period of one year from the date of issuance at the rate of ten (10) shares of Common Stock for each share of convertible preferred stock converted.

E.Parents of the Issuer

Under the definition of parent, as including any person or business entity that controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.Directors, Executive Officers and Significant Employees

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:

Name	Age	Position	Appointed
James J. Weber	60	President, Treasurer, and Director	February 3, 1998
Anthony Lagrmarisino	44	Secretary and Director	February 3, 1998
Jerry G. Hilbert	57	Director	February 3, 1998

James J. Weber, President, Treasurer and Director - Mr. Weber received his BS in Industrial Engineering from Gannon University in 1962. In 1969, while serving in the US Army, he received his Masters Degree in Industrial Engineering from New Mexico State University. He was decorated with the Silver Star, Distinguished Flying Cross, Bronze Star, three air medals and other decorations. From 1970 to 1977, he held positions in manufacturing and sales and marketing of electro-mechanical and aerospace electronic products. In such capacities as CEO and COO for companies such as Electronic Memories, Military Product Division, Xynetics and CompuMed, he was responsible for products conforming to the levels required by governmental authorities. Customers such as McDonnell Douglas, Boeing, Lockheed and Northrop could be assured that products he sold, manufactured and delivered met these Mil Spec standards. In 1984, Mr. Weber founded Wyvern Technologies, Inc.

Anthony Lagomarsino, Director and Secretary - Mr. Lagomarsino received his Bachelor of Arts degree from California State University, Fullerton, and his Juris Doctor from Loyola Law School of Los Angeles. As an attorney and member of the State Bar of California for 17 years, he has been in private practice primarily in the field of business and commercial law matters. His practice includes business formations, acquisitions, financial reorganization and insolvency.

Jerry G. Hilbert, Director - Mr. Hilbert received his EE degree from West Coast University in 1970. Upon graduation, he worked for several electronics companies, whereby he has nearly 28 years experience developing electronics related products. His career began in 1964 through 1970 as a Senior Project Manager at Ford Aeronautics. From 1970 to 1980, he was the Systems Design Manager for MAI/Basic Four. From 1980 through 1996, Mr. Hilbert has held various positions at Philips Ultrasound and as a consultant to many electronics corporations where he developed new products.

B.Significant Employees

None - Not applicable.

C.Family Relationships

None. Not applicable.

D. Involvement on Certain Material Legal Proceedings During the Last Five Years

(1)No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No director, officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3)No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.Executive Compensation

Remuneration of Directors and Executive Officers

The Company does not currently have employment agreements with its executive officer but expects to sign employment agreements with each in the next approximately six (6) months. No executive officer of the Company prior to September 30, 1999 drew a formal salary from the Company. Over the next twelve months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have a stock option plan.

(1)	Name of Individual or Identity of Group	Capacities in Which Remuneration was Recorded	Annual Compensation
	James J. Weber	President, Treasurer	$150,000.00
	Jerry G. Hilbert	Vice President of Engineering	$ 60,000.00
	Anthony Lagomarsino	Secretary	Paid per project

(2)Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from February 3, 1998 to September 30, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only director is its current executive officer who is already drawing a salary for the management of the Company.

Anthony Lagomarsino is an independent contractor and thus receives no annual remuneration other than fees based on a per project basis.

Item 7.Certain Relationships and Related Transactions

On February 10, 1998, the initial meeting of the Board of Directors convened. At this meeting, the Company accepted a written offer from the following individuals: James J. Weber to purchase a total amount of 1,500,000 shares of Common Stock of the Company, par value, $0.001 per share, Sigam Investments, Inc. to purchase a total amount of 1,500,000 shares of Common Stock of the Company, par value, $0.001 per share, Jerry G. Hilbert to purchase a total amount of 75,000 shares of Common Stock of the Company, par value, $0.001 per share and Anthony Lagrmarsino to purchase a total amount of 25,000 shares of Common Stock of the Company, par value, $0.001 per share.

The initial acquisition of the Company's technology was consummated on March 17, 1998, when the Company entered into a Technology Purchase Agreement ("Agreement") with SAHP. In connection with the acquisition, SAHP's principal stockholders were to receive royalties equal to the sum of ten percent (10%) of the gross revenues generated from the use of the technologies. These royalties were to be paid for a period of sixty (60) months, with the first payment due on or before April 10, 1998 in exchange for all patent, product and legal rights to SAHP's technologies. In addition, the Company agreed to pay SAHP the sum of $100,000 as an advance against future royalties on or before September 15, 1998. The founding shareholders of the Company are also the founding majority shareholders of SAHP. On April 1, 1999, the Company renegotiated and signed an amended Share Exchange Agreement whereby it paid twelve million (12,000,000) shares valued at fifty cents ($0.50) per share of restricted common stock of the Company to SAHP to acquire twelve million (12,000,000) of the outstanding shares, valued at $0.50 per share, of NuCo, Inc. - a Nevada corporation in a similar line of business as the Company that SAHP transferred the technology to after Everlert failed to meet the payment terms of the original Technology Purchase Agreement dated March 17, 1998.

The valuation of the exchange of the smoke detector technology has been established considering the following estimates: an approximately fourteen (14) percent market penetration among technology leaders, price erosion of approximately five (5) percent per year and a discount rate of nineteen (19) percent.

The Company leases its office space from Wyvern Technologies, a related party. James Weber is the principal and director of Wyvern Technologies.

Item 8.Description of Securities

A.Common and Preferred Stock

(1)Description of Rights and Liabilities of Common and Preferred Stockholders

i. Dividend Rights - the holders of outstanding shares of common and/or preferred stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

Preferred stockholders are not entitled to vote on matters submitted to the vote of common shareholders.

iii. Liquidation Rights - upon liquidation, the holders of the common and/or preferred stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common and/or preferred stock are not entitled to preemptive rights.

v. Conversion Rights - shares of common stock are currently subject to outstanding warrants, convertible preferred stock and convertible long term debt. The Company has $150,000 Class B Warrants outstanding with the right to purchase shares of the Company's common stock, par value $0.001 per share, at an exercise price of $1.75 per share. Each Class B warrant is good for two (2) years from the date of issuance and can be exercised for one (1) share of Common Stock of the Company. The warrants are not redeemable by the Company and are fully transferable.

The Company has issued convertible debt in the amount of $34,000.00. This debt can be converted at the rate of $1.00 of debt per share of common stock.

In addition, the Company has issued 32,666 shares of convertible preferred stock. The convertible preferred stock can be converted after a holding period of one year from the date of issuance at the rate of ten (10) shares of common stock for each share of convertible preferred stock converted.

vi. Redemption rights - no redemption rights exist for shares of common and/or stock.

vii. Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common and/or stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2)Potential Liabilities of Common Stockholders to State and Local Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues.

B.Debt Securities

The Company is not registering any debt securities.

C.Other Securities To Be Registered

The Company is not registering any security other than its common stock.

Part II

Item 1.Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

A.Market Information

(1)The common stock of the Company is currently traded on the OTC Bulletin Board, under the ticker symbol "EVRL." Being a start-up company, there is no fiscal history to disclose.

(2)(i)There is currently no Common Stock that is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii)There is currently no common stock of the Company that could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by security holders.

(iii)There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.Holders

As of September 30, 1999, the Company had approximately 45 stockholders of record.

C.Dividend Policy

The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 2.Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 3.Changes in and Disagreements with Accountants

None - Not applicable.

Item 4.Recent Sale of Unregistered Securities

On February 10, 1998, the Company issued 3,100,000 shares of Common Stock of the Company, par value $0.001, to its director for a subscription receivable for $3,100.00. The subscription receivable was then paid in full with cash. This original stock offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended.

In June of 1999, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 50,000 shares of the Common Stock of the Company at a price of $0.05 per share to 52 unaffiliated shareholders of record for total receipts of $2,700.00. The Company filed an original Form D with the Securities and Exchange Commission about or before October 4, 1999.

On July 23, 1998, the Company issued 183,000 shares of its $0.001 Common Stock, valued at $0.05 per share, for services rendered in the amount of $9,100.00. On August 24, 1998, the Company issued 5,000 shares at $0.10 per share for services rendered in the amount of $250.00. On August 28, 1998, the Company issued 150,000 shares of its Common Stock in exchange for Class B Warrants and a note receivable for $262,500.00. On September 30,1998, the Company issued 40,000 shares of its Common Stock for services rendered for $26,500.00. Also on Sept 30, 19998, the Company issued 12,000 shares of stock for services rendered in the amount of $2,700.00. On March 25, 1999, the Company issued 12,000 shares of stock for services rendered for $18,000.00. On April 8, 1999, the Company issued 150,000 shares of its Common Stock, $0.001 par value, in exchange for Class A Warrants and a note receivable in the amount of $225,000.00. On September 2, 1999, the Company issued 12,000,000 shares of its $0.001 Common Stock pursuant to a stock exchange agreement entered into on April 1999, with NuCo, Inc. Also on September 2, 1999, the Company issued 125,000 shares of its Common Stock for services rendered in the amount of $125.00. On September 9, 1999, the Company issued 32,666 shares of preferred stock, par value $0.001, for cash for $98,000.00. In addition, on September 27, 1999, the Company issued 150,000 shares of Common Stock in exchange for Class A Warrants and a note receivable in the amount of $225,000.00.

As of the date of this filing, the Company has sixteen million one hundred thirty three thousand (16,133,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately forty five (45) shareholders of record. In addition, the Company has thirty two thousand six hundred sixty six (32,666) shares of $0.001 par value preferred equity issued and outstanding, which is held by approximately four (4) shareholders of record.

Item 5.Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1.Financial Statements

The following documents are filed as part of this report:

a)	Everlert, Inc.	Page
	Report of James E. Slayton, CPA	F-1
	Balance Sheet as of September 30, 1999	F-2
	Statement of Operations for the period from February 3, 1998 through September 30, 1999	F-4
Statement of Stockholder's Equity for the period from February 3, 1998 through September 30, 1999F-5
	Statement of Cash Flows for the period from February 3, 1998 through September 30, 1999	F-6
	Notes to Financial Statements	F-7
b)	Interim Financial Statements are not provided at this time as they are not applicable at this time
c)	Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time
d)	Pro-forma Financial Information is not provided at this time as it is not applicable at this time

Item 2.Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None -- Not Applicable.

James E. Slayton, CPA

3867 West Market Street

Suite 208

Akron, Ohio 44333

INDEPENDENT AUDITORS' REPORT

October 30, 1999

Board of Directors

Everlert, Inc. (The Company)

Las Vegas, Nevada 89104

I have audited the Consolidated Balance Sheet of Everlert, Inc. (A Development Stage Company), as of December 31, 1998 and September 30, 1999, and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for the period February 3, 1998 (Date of Inception) to December 31, 1998 and the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Everlert, Inc., ( A Development Stage Company), at December 31, 1998 and September 30, 1999, and the results of its operations and cash flows for the period February 3, 1998 (Date of Inception) to December 31, 1998 and the period ended September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. The Company has had operating losses for the two operating periods reported. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

James E. Slayton, CPA

Ohio License ID# 04-1-15582

Everlert, Inc.

(A Development Stage Company)

CONSOLIDATED

BALANCE SHEET

AS AT

December 31, 1998 and September 30, 1999

ASSETS
	September 30	December 31
	1999	1998
CURRENT ASSETS
Cash	26,790.00	698.00
Prepaid Expenses	0.00	0.00
Total Current Assets	26,790.00	698.00
PROPERTY AND EQUIPMENT
Property and Equipment(net of depreciation)	0.00	0.00
Total Property and Equipment	0.00	0.00
OTHER ASSETS
Acquired Technology	4,706,052.00
Noncompete Agreement	1,193,948.00
Organization Costs net of Amortization	213.00	261.00
Total Other Assets	5,900,213.00	261.00
TOTAL ASSETS	$5,927,003.00	$959.00

See accompanying notes to financial statements

Everlert, Inc.

(A Development Stage Company)

CONSOLIDATED

BALANCE SHEET

AS AT

December 31, 1998 and September 30, 1999

LIABILITIES & EQUITY
	September 301999	December 311998

CURRENT LIABILITIES
Accounts Payable	$450,506.00	$345,967.00
Short Term Notes Payable	26,280.00	0.00
Total Current Liabilities	476,786.00	345,967.00
OTHER LIABILITIES
Long Term Convertible Notes Payable	34,000.00	34,000.00
Due to Shareholder	14,800.00	7,000.00
Total Other Liabilities	48,800.00	41,000.00
Total Liabilities	525,586.00	386,967.00
EQUITY
Common Stock, $0.001 par value, authorized 20,000,000 shares;	16,133.00	3,696.00
issued and outstanding at September 30, 1999, 16,133,000 common shares
Additional Paid in Capital from sale of Common Stock	6,773,842.00	318,154.00
Preferred Stock, $.001 par value, authorized 5,000,000 shares	33.00	0.00
issued and outstanding at September 30, 1999, 32,666 preferred shares
Additional Paid in Capital from sale of preferred stock	97,967.00	0.00
Donated Capital	320.00	320.00
Retained Earnings (Deficit accumulated during development stage)	(774,378.00)	(445,678.00)
Notes Receivable for Common Stock	(712,500.00)	(262,500.00)
Total Stockholders' Equity	5,401,417.00	(413,008.00)
TOTAL LIABILITIES & OWNER'S EQUITY	$5,927,003.00	$959.00

 See accompanying notes to financial statements

Everlert, Inc.

(A Development Stage Company)

CONSOLIDATED

STATEMENT OF OPERATIONS

FOR PERIOD

February 3, 1998 (Date of Inception) to December 31, 1998 and Period ended September 30, 1999
	February 3 1998 (Date of ) Inception) to September 30 1999	January 1 1999 to September 30 1999	February 3 1998 (Date of Inception) to December 31 1998
REVENUE
Revenues	0.00	0.00	0.00
Costs and expenses
Selling, General and Administrative	169,417.00	76,396.00	93,021.00
Consulting expense	387,169.00	41,900.00	345,269.00
Engineering expense	110,356.00	110,356.00	0.00
Amortization of Acquired Technology	79,764.00	79,764.00	0.00
Amortization of Noncompete Agreement	20,236.00	20,236.00	0.00
Amortization of Organization Costs	107.00	48.00	59.00
Total Costs and Expenses	774,378.00	328,700.00	445,678.00
Net Ordinary Income or (Loss)	(774,378.00)	(328,700.00)	(445,678.00)
Basic weighted average Number of common Shares outstanding	5,169,222	5,169,222	3,392,455
Basic Net Loss Per Share	(0.17)	(0.06)	(0.13)

See accompanying notes to financial statements

Everlert, Inc.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR PERIOD

February 3, 1998 (Date of Inception) to December 31, 1998 and Period ended September 30, 1999

								Deficit
								Accumulated	Total
			Additional			Additional		During	Stockholder's
	Common		Paid-in	Preferred		Paid-in	Donated	Development	Equity
	Stock Shares	Amount	Capital	Stock Shares	Amount	Capital	Capital	Stage
Organization costs donated							320.00		320.00
February 10, 1998	3,100,000	3,100.00	0.00						3,100.00
Issued shares for cash
June 8, 1998
Issued shares for cash	54,000	54.00	2,646.00						2,700.00
July 23, 1998
Issued for services rendered	183,000	183.00	8,917.00						9,100.00
August 24, 1998
Issued for services rendered	5000	5.00	245.00						250.00
August 24, 1998	150,000	150.00	14,850.00						15,000.00
Issued shares for services
Rendered
August 28, 1998	150,000	150.00	262,350.00						262,500.00
Exchanged for Class B
Warrants
September 30, 1998	40,000	40.00	26,460.00						26,500.00
Issued for services rendered
September 30, 1999	14,000	14.00	2,686.00						2,700.00
Issued for services rendered
Net Loss for year ended 12/31/1998								(445,678.00)	(445,678.00)
Balances at
December 31, 1998	3,696,000	$3,696.00	$318,154.00				$320.00	($527,578.00)	($123,508.00)
March 25,1999	12,000	12.00	17,988.00						18,000.00
Issued for services rendered
April 8, 1999	150,000	150.00	224,850.00						225,000.00
Issued for Class A Warrants
September 2, 1999	12,000,000	12,000.00	5,988,000.00						6,000,000.00
September 2, 1999	125,000	125.00							125.00
Issued shares for services
September 9, 1999				32,666	32.67	97,967.33			98,000.00
Issued for cash
September 27, 1999	150,000	150	224850						225,000.00
Issued for Class A Warrants
Net Loss for period ended 09/30/1999								$(328,700.00)	(328,700.00)
	16,133,000	$16,133.00	$6,773,842.00	32,666	$32.67	$97,967.33	$320.00	($774,378.00)	$6,113,917.00

See accompanying notes to financial statements

Everlert, Inc.

(A Development Stage Company)

CONSOLIDATED

STATEMENT OF CASH FLOWS

FOR PERIOD

February 3, 1998 (Date of Inception) to December 31, 1998 and Period ended September 30, 1999

	February 3 1998 (Date of ) Inception) to September 30 1999	January 1, 1999 to September 30 1999	February 3 1998 (Date of Inception) December 31 1998
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from customers	0.00		0.00
Cash paid to suppliers and employees	152,090.00	105,988.00	46,102.00
Cash disbursed for Operating Activities	152,090.00	105,988.00	46,102.00
Net cash flow provided by operating activities	(152,090.00)	(105,988.00)	(46,102.00)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	0.00		0.00
Net cash used by investing activities	(0.00)		(0.00)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock	103,800.00	98,000.00	5,800.00
Advances from Shareholders	14,800.00	7,800.00	7,000.00
Convertible Notes Payable	34,000.00		34,000.00
Short Term Notes Payable	26,280.00	26,280.00
Cash paid for organizational costs	0.00		0.00
Net cash provided by financing activities	178,880.00	132,080.00	46,800.00
Balance at beginning of period	0.00	698.00	0.00
Net increase (decrease) in cash	26,790.00	26,092.00	698.00
Balance as at end of period	26,790.00	26,790.00	698.00

 See accompanying notes to financial statements

Everlert, Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

October 30, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 3, 1998(Date of Inception) under the laws of the State of Nevada, as Everlert, Inc. (The Company) has had limited operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 50,000,000 shares of its $.001 par value common stock. The Company is authorized to issue 5,000,000 shares of its $.001 par value preferred stock.

On February 3, 1998, the company issued 3,100,000 Shares of its $.001 Par value common stock for cash of $3,100.00.

On June 8, 1998 , the Company completed a public offering that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933 as amended, and exemptions from state registration pursuant to various state security transactional exemptions. The Company sold 54,000 shares of Common Stock at a price of $.05 per share for a total amount raised of $2,700.00.

On July 23, 1998, the Company issued 183,000 shares of its $.001 Common Stock for services rendered in the amount of $9,100.00.

On August 24, 1998, the Company issued 5,000 shares of its $.001 Common Stock for services rendered in the amount of $250.00.

On August 24, 1998, the issued 150,000 shares of its $.001 Common Stock for services rendered in the amount of $15,000.00.

On August 28, 1998, the Company issued 150,000 shares of its $.001 Common Stock in exchange for Class B Warrants and a Note Receivable in the amount of $262,500.00.

On September 30, 1998, the Company issued 40,000 shares of its $.001 Common Stock for services rendered in the amount of $26,500.00.

On September 30, 1998, the Company issued 14,000 shares of its $.001 Common Stock for services rendered in the amount of $2,700.00.

On March 25, 1999, the Company issued 12,000 shares of its $.001 Common Stock for services rendered in the amount of $18,000.00.

On April 5, 1999, the Company issued 150,000 shares of its $.001 Common Stock in exchange for Class A Warrants and a Note Receivable in the amount of $225,00.00.

On September 2, 1999, the Company issued 12,000,000 shares of its $.001 Common Stock per an asset purchase with Nuco, Inc. originated in April of 1999.

On September 2, 1999, the Company issued 125,000 shares of its $.001 Common Stock for services rendered in the amount of $125.00.

Everlert, Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

October 30, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY - Continued

On September 9, 1999, the Company issued 32,666 shares of its $.001 Preferred for cash in the amount of $98,000.00.

On September 27, 1999, the Company issued 150,000 shares of its $.001 Common Stock in exchange for Class A Warrants and a Note Receivable in the amount of $225,00.00. The transaction occurred on April 5, 1999, with the stock not issued by the transfer agent until September 27, 1999.

There have been no other issues of common or preferred stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting polices and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. The cost of organization, $320.00, is being amortized over a period of 60 months (February 3, 1998 through January 31, 2003). The Company did not immediately expense organizational costs when incurred. Any differences in the financial reports as a result of not choosing to expense the organizational costs immediately are deemed to be immaterial and insignificant.

3. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding. Diluted earnings per share were not include as the inclusion of convertible notes, convertible preferred stock and warrants would be anti-dilutive and all contingencies for conversion have not occurred.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

5. The Company experienced losses during its first two fiscal tax periods. The Company will review its need for a provision for federal income tax after each operating quarter.

6. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

7. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation. There was no depreciation recorded for these periods.

Everlert, Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

October 30, 1999

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES - continued

8. The Company has adopted December 31 as its fiscal year end.

9. The Company expenses its research and development in the period its incurred.

10. As a result of the share exchange agreement concluded with the stock issue of September 2, 1999, acquired technology and non-compete assets were recorded. These assets are to be amortized over a 60 month period, the period which management utilized to determine the value of these assets.

11. All exchanges of stock for services rendered were recorded at the fair value of the services.

12. The Company's Statement of Cash Flows is reported utilizing cash(currency on hand and demand deposits) and cash equivalents( short-term, highly liquid investments).

13. The Company records its inventory at cost.

14. The Company is reporting the business combination using the consolidated method of accounting.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a private placement memorandum.

NOTE 4 - RELATED PARTY TRANSACTION

The Company does not own or lease any real property. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Everlert, Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

October 30, 1999

NOTE 5 - SHARE EXCHANGE AGREEMENT

In April of 1999, the Company signed a share exchange agreement with Nuco, Inc. which included acquired technology(including but not limited to patents, copyrights, formulas, trademarks and trade secrets) valued at $4,785,816.00 and a non compete agreement valued at $1,214,184.00 and recorded on Nuco's financial statements by Nuco, Inc.'s management. As a result Everlert, Inc. owns 100% of the issued and outstanding stock of Nuco, Inc.

NOTE 6 - WARRANTS AND OPTIONS

The Company issued 300,000 Class A Warrants and 300,000 Class B Warrants. These warrants were converted at the rate of 1 share of the Company's Common Stock, par value $.001 for 1 warrant plus $1.50 per share received for the Class A Warrants and $1.75 for the Class B Warrants. As at September 30, 1999, 150,000 of Class B Warrants have not been exercised.

The Company has issued convertible debt in the amount of $34,000.00 with an interest rate of 10%. This can be converted at the rate of $1.00 of debt per share of Common Stock issued.

The Company has issued Convertible Preferred Stock in the amount of $98,000.00. This can be converted after a holding period of one year at the rate of 10 shares of Common Stock for each share of Preferred Stock converted.

NOTE 7 - YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

Part III

Item 1.Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit

1.Underwriting Agreement

Not applicable

2.Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

Share Exchange Agreement Between Everlert, Inc. and Safe at Home Products, Inc.

3.Articles of Incorporation & By-Laws

  Articles of Incorporation of the Company filed February 3, 1998
  By-Laws of the Company adopted February 10, 1998

4.Instruments Defining the Rights of Security Holders

No instruments other than those included in Exhibit 3

5.Opinion on Legality

Not applicable

6.No Exhibit Required

Not applicable

7.Opinion on Liquidation Preference

Not applicable

8.Opinion on Tax Matters

Not applicable

9.Voting Trust Agreement and Amendments

Not applicable

10.Material Contracts

Not applicable

11.Statement Re Computation of Per Share Earnings

Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.No Exhibit Required

Not applicable

13.Annual or Quarterly Reports - Form 10-Q

Not applicable

14.Material Foreign Patents

None. Not applicable

15.Letter on Unaudited Interim Financial Information

Not applicable

16.Letter on Change in Certifying Accountant

Not applicable

17.Letter on Director Resignation

Not applicable

18.Letter on Change in Accounting Principles

Not applicable

19.Reports Furnished to Security Holders

Not applicable

20.Other Documents or Statements to Security Holders

None - Not applicable

21.Subsidiaries of Small Business Issuer

None - Not applicable

22.Published Report Regarding Matters Submitted to Vote of Security Holders

Not applicable

23.Consent of Experts and Counsel

Consents of independent public accountants

24.Power of Attorney

Not applicable

25.Statement of Eligibility of Trustee

Not applicable

26.Invitations for Competitive Bids

Not applicable

27.Financial Data Schedule

Financial Data Schedule of Everlert, Inc. ending September 30, 1999

28.Information from Reports Furnished to State Insurance Regulatory Authorities

Not applicable

29.Additional Exhibits

Not applicable

Item 2.Description of Exhibits

Exhibit

1.Underwriting Agreement

Not applicable

2.Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

Share Exchange Agreement Between Everlert, Inc. and Safe at Home Products, Inc.

3.Articles of Incorporation & By-Laws

  Articles of Incorporation of the Company filed February 3, 1998

  By-Laws of the Company adopted February 10, 1998

4.Instruments Defining the Rights of Security Holders

No instruments other than those included in Exhibit 3

5.Opinion on Legality

Not applicable

6.No Exhibit Required

Not applicable

7.Opinion on Liquidation Preference

Not applicable

8.Opinion on Tax Matters

Not applicable

9.Voting Trust Agreement and Amendments

Not applicable

10.Material Contracts

Not applicable

11.Statement Re Computation of Per Share Earnings

Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.No Exhibit Required

Not applicable

13.Annual or Quarterly Reports - Form 10-Q

Not applicable

14.Material Foreign Patents

None. Not applicable

15.Letter on Unaudited Interim Financial Information

Not applicable

16.Letter on Change in Certifying Accountant

Not applicable

17.Letter on Director Resignation

Not applicable

18.Letter on Change in Accounting Principles

Not applicable

19.Reports Furnished to Security Holders

Not applicable

20.Other Documents or Statements to Security Holders

None - Not applicable

21.Subsidiaries of Small Business Issuer

None - Not applicable

22.Published Report Regarding Matters Submitted to Vote of Security Holders

Not applicable

23.Consent of Experts and Counsel

Consents of independent public accountants

24.Power of Attorney

Not applicable

25.Statement of Eligibility of Trustee

Not applicable

26.Invitations for Competitive Bids

Not applicable

27.Financial Data Schedule

Financial Data Schedule of Everlert, Inc. ending September 30, 1999

28.Information from Reports Furnished to State Insurance Regulatory Authorities

Not applicable

29.Additional Exhibits

Not applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Everlert, Inc.

(Registrant)

Dated: November 16, 1999

By:

/s/ James J. Weber

James J. Weber, President, Treasurer and Director

By:

/s/ Anthony Lagomarsino

Anthony Lagomarsino, Secretary and Director

By:

/s/ Jerry G. Hilbert

Jerry G. Hilbert, Director